nycaMedia, Inc.
1077 Balboa Avenue
Laguna Beach, CA 92651

December 14, 2011

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:          Donald Field

Re:             nycaMedia, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed November 25, 2011
File No. 333-176720

Dear Mr. Field:

On behalf of nycaMedia, Inc., a Nevada corporation (the “Company”), and in response to your letter dated December 9, 2011, regarding the Company’s Amendment No. 2 to its Registration Statement on Form S-1 (“Form S-1”) filed November 25, 2011 with the Securities and Exchange Commission (“Commission”), the Company filed Amendment No. 3 to Form S-1 (“Amendment No. 3”) on or about the date of this letter.   As requested, the Company has keyed the following responses to the comments and requests for information specified in your letter.

Prospectus Summary, page 4

Our Business, page 4

1.
Please revise the first paragraph to remove marketing language. Examples include “extensive knowledge and experience” and “specialized expertise.” Please also revise the Description of Business section on page 17 accordingly.

Response: The Company has revised its disclosure to remove marketing language such as “extensive knowledge and experience” and “specialized expertise.”  Additionally, the Company has revised its disclosure in the Description of Business section on page 17 accordingly.

2.
Please refer to the second paragraph. Please delete the fourth bullet related to revenue or, alternatively, provide, in that bullet point, net income for that period, as well as revenue and net income or loss for the most recently completed audited and interim periods here as well.

Response: The Company has revised its disclosure to delete the fourth bullet related to revenue.

3.
Please reconcile your disclosure in the fourth paragraph that you anticipate running out of funds in November 2011 with your disclosure in the Liquidity and Capital Resources section on page 24 that you anticipate running out of funds in January 2012.

Response: The Company has revised its disclosure in the Prospectus Summary to provide that it anticipates running out of funds in January 2012.

Summary Financial Information, page 5

4.
Refer to the Statements of Operations on page 31. Your net loss for the nine months ended September 30, 2011 appears to be $(36,943). In addition, it appears from your balance sheet that total liabilities were $48,236 as of September 30, 2011. Please revise or advise.

Response: The Company has revised its disclosure in the Summary Financial Information to provide that the Company’s net loss for the nine months ended September 30, 2011 was $(36,943).  In addition, the Company has revised its disclosure to provide that total liabilities were $48,236 as of September 30, 2011.

Description of Business, page 17

Our Business, page 17

5.
We note your responses to our prior comments 11 and 12 and reissue in part. We note that some of your services appear to be supplied by third-party contractors. In your discussion of each principle service, please revise to clarify in greater detail the services provided on your premises or by your officers and the services that are contracted out, to the extent practicable.

Response: The Company has revised its disclosure in its discussion of each principle service to clarify in greater detail the services provided on its premises or by its officers and the services that are contracted out to the extent practicable.

Summary Compensation Table, page 27

6.
We note your response to our prior comment 18 and your revised disclosure. We reissue our comment. Please refer here, by way of footnote, to the discussion found in your audited financial statements of the assumptions made in the valuation of the stock awards.

Response: The Company has revised its disclosure to refer, by way of footnote, to the discussion found in its audited financial statements of the assumptions made in the valuation of the stock awards.

Hopefully, this enclosed response letter and Amendment No. 3 adequately address the issues raised in your comment letter dated December 9, 2011.  Of course, if you should require any additional information or clarification, please do not hesitate to contact the undersigned or our legal counsel at (949) 706-1470.  Thank you.

Sincerely,

nycaMedia, Inc.

/s/ Michael Hawks
Michael Hawks
President, Secretary, Director